[Pogo Letterhead]

July 31, 2007

via EDGAR Correspondence

Ms. April Sifford

Mr. Ryan Milne

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W.

Washington D.C. 20549

Re:          Pogo Producing Company

Letter Dated July 18, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

File No. 1-7792

Dear Ms. Sifford and Mr. Milne:

We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated July 18, 2007 relating to Pogo Producing Company’s (the “Company”) Annual Report on Form 10-K for the Year Ended December 31, 2006 (the “2006 10-K”) (File No. 1-7792).  For your convenience, our response is prefaced by your corresponding comment (in bold text).  The page numbers referenced in our response correspond to the pages in the 2006 10-K.

2006 10-K

Consolidated Statements of Income, page 63

1.                                      We have considered your responses dated May 1, 2007 and July 2, 2007, and we continue to believe that gains and losses on property sales do not represent revenue.  Please revise your presentation in your statements of income in all future filings, to include gains and losses on property sales as a component of other general expenses.  In addition, amounts presented as gain (loss) on property sales in 2006 should be reclassified to other general expenses in all future filings including your Form 10-Q for the period ended June 30, 2007.

Response:

We acknowledge the Staff’s comment regarding classification of gains and losses on sales of properties as revenues in our statement of income.  We have changed the classification of gains or losses for the disposition of long lived assets to a component of other general expenses in our Form 10-Q for the period ended June 30, 2007, which was filed on July 30, 2007, and will continue to do so in all applicable future filings.

*     *     *     *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the 2006 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer